January 6, 2000


VIA ELECTRONIC TRANSMISSION

Mr. Steven C. Duvall
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

         Re:      Alchemy Holdings, Inc.
                  Pre-Effective Registration Statement on Form S-4 (Commission File No. 333-52049)

Dear Mr. Duvall:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, Alchemy Holdings, Inc. ("Alchemy") hereby applies for withdrawal of the above-referenced registration statement on Form S-4 originally filed with the Commission on May 6, 1998.

     Alchemy requests such withdrawal because Alchemy and Cigarette Racing Team, Inc. have terminated their planned business combination that was the subject of the registration statement. Alchemy confirms that no securities of Alchemy have been issued or sold pursuant to the registration statement.

     Alchemy respectfully requests that the Commission consent to the withdrawal of the registration statement, effective as of the earliest possible date.


                                                     Very truly yours,

                                                     ALCHEMY HOLDINGS, INC.


                                                     By:  /s/Craig Barrie
                                                          ---------------------
                                                          Craig Barrie
                                                          President


cc:  Steven A. Sanders, Esq.
     Leonard H. Bloom, Esq.